Exhibit 99.4

Execution copy

Amendment 1 to the

Subscription Agreement of 14 July 2019

Relating to Ordinary Shares in Galapagos NV

This Amendment (hereinafter “Amendment 1”) is made on 7 April 2021 and shall enter into effect as per the same date (the “Amendment 1 Effective Date”)

Between:

(1)

Galapagos NV, a company organized and existing under the laws of Belgium, with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the register of legal entities (Antwerp) under number 0466.460.429 (hereinafter referred to as the “Issuer”);

and

(2)

Gilead Therapeutics A1 Unlimited Company, an unlimited liability company formed under the laws of Ireland, with registered office at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland (hereinafter referred to as the “Investor”)

and, for the purposes of Article 3 hereof, in the presence of:

(3)

Gilead Sciences, Inc., a Delaware corporation having its principal place of business at 333 Lakeside Drive, Foster City, CA, 94404, United States of America (hereinafter referred to as the “Parent Investor”)

Issuer and Investor are hereinafter individually referred to as “Party” and collectively as “Parties”.

Whereas:

(A)	On 14 July 2019, Issuer and Investor entered into a Subscription Agreement relating to ordinary shares in Galapagos NV (the “Agreement”);

(B)

On 14 July 2019, the Parent Investor agreed to comply with the covenants and obligations set forth in the Agreement, including, without limitation, the lock-up obligations set forth in Article 6.2 of the Agreement;

(C)	The Parties wish to enact the outcome of their recent discussions and to amend Article 6.2 of the Agreement.

Now, therefore, it is agreed as follows:

1	Definitions

Unless otherwise specifically provided in this Amendment 1, capitalized terms shall have the meaning ascribed thereto in the Agreement.

2	Amendment of the Lock-up provision

2.1	Article 6.2.1 of the Agreement is hereby deleted in its entirety and replaced by the following:

“6.2.1

During the period running from the Date of this Agreement through 22 August 2024 (the “Lock-up Period”), the Investor and Parent Investor shall not, and shall cause their Affiliates not to, without the prior consent of the Issuer, transfer, sell or otherwise dispose of any Equity Securities held by the Investor, the Parent Investor and their Affiliates, as applicable, (other than transfers,

Execution copy

sales or dispositions permitted pursuant to Article 6.2.4); provided, however, that the Lock-up Period shall automatically terminate in the event that (i) the Issuer has received a non-public offer, prior to the end of the Lock-up Period, by a bona fide third party, other than the Investor, the Parent Investor, any of the Affiliates of the Investor or the Parent Investor, or any other party Acting in Concert with the Investor, the Parent Investor or any of the Affiliates of the Investor or the Parent Investor, regarding a bona fide potential takeover bid on the Issuer (including any tender, exchange or other offer or proposal to acquire a majority of the outstanding shares of the Issuer or all or a substantial part of its consolidated assets (except where the disposal of such substantial part of its assets would not adversely affect the Issuer’s ability to comply with its obligations under the Option, License and Collaboration Agreement in any material respect), and such offer is publicly supported or recommended by the Board of Directors, (ii) the Issuer determines to commence, prior to the end of the Lock-Up Period, a process to seek a potential sale of the Issuer or all or a substantial part of its consolidated assets (except where the disposal of such substantial part of its assets would not adversely affect the Issuer’s ability to comply with its obligations under the Option, License and Collaboration Agreement in a material respect), (iii) a bid other than from the Investor, the Parent Investor, any of the Affiliates of the Investor or the Parent Investor, or any other party Acting in Concert with the Investor, the Parent Investor or any Affiliates of the Investor of the Parent Investor, is announced to take over the Issuer pursuant to article 7 or 8, §1, §2 and §3 of the Belgian Royal Decree of 27 April 2007 on public takeover bids, (iv) any bona fide person or entity (other than the Investor, the Parent Investor, any of the Affiliates of the Investor or the Parent Investor, or any other party Acting in Concert with the Investor, the Parent Investor or any of the Affiliates of the Investor or the Parent Investor) publicly discloses any plan, determined as serious by the Board of Directors to further pursue it, to make such a bid, or (v) the Issuer breaches the Option, License and Collaboration Agreement and the Option, License and Collaboration Agreement is terminated by the Parent Investor as a result.”

2.2	The introductory paragraph of Article 6.2.2 of the Agreement is hereby deleted in its entirety and replaced by the following:

“6.2.2

Upon expiry of the Lock-up Period, the Investor, the Parent Investor and any of their Affiliates may, after notifying the Issuer of their intent to do so, transfer, sell or otherwise dispose of the shares of the Issuer, taking into account that:”

2.3	Article 6.2.3 of the Agreement is hereby deleted in its entirety and replaced by the following:

“6.2.3 After the expiry of the Lock-up Period, the Issuer shall, to the extent legally permitted, provide notice to the Investor as promptly as reasonably practicable in the event that the Issuer becomes aware that any person or entity is interested in purchasing or selling shares of the Issuer in a “block trade”.

2.4	The definitions of the terms “Initial Lock-up Period”, “Subsequent Luck-up Period”, and “Subsequent Lock-up Period Threshold” are hereby deleted in their entirety.

3	Adherence of Parent Investor

The Parent Investor hereby agrees to comply with Article 6.2 of the Agreement, as amended by this Amendment 1.

4	Unilateral Commitment

The amendments contemplated by this Amendment 1 result from a unilateral commitment of the Investor, which commitment is enacted by this Amendment 1 and is hereby accepted by the Issuer.

5	Miscellaneous

5.1	Article 9.2, 10, 11, 12, 13, 14, 15 and 17 of the Agreement are incorporated herein by reference and shall apply mutatis mutandis to this Amendment 1.

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5.2

This Amendment 1 may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument. This Amendment 1may be executed by facsimile, .pdf or other electronically transmitted signatures and such signatures shall be deemed to bind each Party hereto as if they were original signatures.

5.3

This Amendment 1 shall enter into effect on the Amendment 1 Effective Date. Except as explicitly set forth in this Amendment 1, the Agreement shall remain in full force and effect except that each reference to the “Agreement” or words of like import in the Agreement shall mean and be a reference to the Agreement as amended from time to time, including by this Amendment 1.

5.4

The validity, construction, performance and interpretation of this Amendment 1 and any non-contractual obligations arising out or in connection with it shall be governed by and construed in accordance with the governing law of the Agreement as set forth in Article 18.1 of the Agreement. Any and all disputes, controversies, differences or claims arising between the Parties out of or in relation to or in connection with this Amendment 1 (including arising out of or relating to the validity, construction, interpretation, enforceability, breach, performance, application or termination of this Amendment 1) shall be submitted for resolution in accordance with Article 18.2 of the Agreement.

5.5	Articles 15.4 through 15.6 of the Option, License and Collaboration Agreement are incorporated herein by reference and shall apply mutatis mutandis to this Amendment 1.

Execution copy

In witness whereof, the Parties hereto have caused this Amendment 1 to be executed by their duly authorized representatives. This Amendment 1 shall be binding on the Parties even if it is only executed and exchanged by electronic means.

Galapagos NV

Name: Bart Filius
Title: President & COO
Date:

Gilead Therapeutics A1 Unlimited Company

Name: David Cadogan	Name: Padraig Clancy
Title:	Title:
Date:	Date:

Gilead Sciences, Inc.

Name: Andrew Dickinson
Title:
Date: